John, I'd love it if you joined me!

To: John Dempsey

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Subject: John, I'd love it if you joined me!

From: Vernon Davis – heyvernon@letsriff.com   Signature: Vernon

Message Size: 17 KB

Hey John!

I'm sorry I missed the chance to meet you while I was in Oregon back in October! We had such a fun time and it would've only been better if you were there.

When you have a second, I'd love for you to check out Riff's campaign on Wefunder's crowdfunding platform: www.Wefunder.com/LetsRiff. I think you'll really enjoy the video ;)

As you know, building a purpose-driven brand like Riff is best done by the people– people who really believe in what the brand stands for. That's why I've committed to being Riff's lead investor on Wefunder– to help democratize ownership in Riff. I'd love it if you would consider joining me with an investment on Wefunder– you can own a piece of Riff for as little as $100!

Let's do this!
Vernon



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Kizer– are you with me?

To: Kizer Couch

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Subject: Kizer– are you with me?

From: Vernon Davis – heyvernon@letsriff.com Signature: Vernon

Message Size: 18 KB

Hey Kizer–

I hope your week's been awesome so far!

We have some great momentum going on with our Wefunder campaign– we're now over half way to our goal for December of raising $100,000. Even cooler– most of the funds raised to date are coming from new investors referred by existing Riff Tribe members. With each new investor, we also gain a new fan and ambassador for Riff! That's huge :)

As the lead investor for Riff on Wefunder, I'd love your help in continuing to build the excitement! When you get a minute, please check out Riff's Wefunder campaign: www.Wefunder.com/LetsRiff. If you can make an additional investment, that'd be most awesome! You can also help a ton by sharing the Wefunder link with five friends and family members that you think would be excited to be part of Team Riff.

I love how crowdfunding democratizes the opportunity to own a piece of a powerful purpose-driven brand like Riff!

Let's do this!
Vernon



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.